D90/COMP SEC/CW
19 April 2006

RECEIVED
2006 APR 25 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

06012787

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 30th December 2005 to the 17th January 2006 relating to Boots Group PLC Company Number 4452715. (Some of the announcements dated 30th December 2005 were filed at The London Stock Exchange late, hence the overlapping date from the previous submissions).

Regulatory press announcements made by Boots Group PLC since 30th December 2005 to the 17th January 2006.

- 116 Announcements as enclosed

Documents filed by Boots Group PLC with the Registrar of Companies from 31st December 2005 to the 17th January 2006.

- None filed

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells.

CHRIS WELLS
Company Secretarial Assistant

PROCESSED
APR 26 2006
B

dlw 4/25

RECEIVED
2006 APR 25 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: Select
Headline type: Select
Released: Select
Date from: 30 Dec 2005
to: 31 Dec 2005
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulatoı
About RN
Corporate

Your search returned 6 news announcements

Time/Date	Code	Name	Headline
11:27 30-Dec-05	TTP	UBS AG (EPT)	EPT Disclosure
11:24 30-Dec-05		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:20 30-Dec-05	TTP	Merrill Lynch International	EPT Disclosure
11:18 30-Dec-05	TTP	GoldmanSachs International	EPT Disclosure
10:57 30-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
10:46 30-Dec-05		Credit Suisse First Boston (Europe)	EPT Disclosure

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: Select
Headline type: Select
Released: Select
Date from: 1 Jan 2006
to: 3 Jan 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 10 news announcements

Time/Date	Code	Name	Headline
15:05 03-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:54 03-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
12:01 03-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
12:00 03-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:38 03-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
10:51 03-Jan-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
10:44 03-Jan-06		Legal & General Investment Mgmnt Ld	Rule 8.3 - Boots Group Plc
10:44 03-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
07:00 03-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
07:00 03-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code	boots group plc
Index	FTSE 100
Industry sector	Select
Headline type	Select
Released	Select
Date from	4 Jan 2006
to	5 Jan 2006
News source	(•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 20 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
17:41 04-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
14:46 04-Jan-06	SDR	Schroders PLC	Rule 8.3 - Boots Group Plc
12:36 04-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:31 04-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
12:17 04-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
12:02 04-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:56 04-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:39 04-Jan-06	NXT	NEXT PLC ORD 10P	ROUNDUP Next defies bears with better H2 trading
11:28 04-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
11:07 04-Jan-06		Mondrian Investment Partners Ltd	Rule 8.3 - (Boots Plc)

Page 2 of 2

Icon Key

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Site search:
Sponsored By
You are log Christine W
My

Market news search options

Name/code	boots group plc
Index	FTSE 100
Industry sector	Select
Headline type	Select
Released	Select
Date from	4 Jan 2006
to	5 Jan 2006
News source	(•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 20 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
18:02 05-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
17:03 05-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:40 05-Jan-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:59 05-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
11:43 05-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:42 05-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
11:26 05-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
10:58 05-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
07:00 05-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
07:00 05-Jan-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)

Page 1 of 2

Icon Key

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: Select
Headline type: Select
Released: Select
Date from: 6 Jan 2006
to: 7 Jan 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 12 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
18:30 06-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3-Alliance Unichem-Amd
16:18 06-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:13 06-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:44 06-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
15:42 06-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
14:20 06-Jan-06	RB.	RECKITT BENCKISER PLC ORD 10 10/19P	Reckitt Benckiser acquisition of Boots healthcare unit cleared by EU
12:55 06-Jan-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:09 06-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
11:51 06-Jan-06	TTP	Merrill Lynch International	EPT Disclosure-Amendment
11:39 06-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Jan 2006
to: 9 Jan 2006
News source: (●) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 11 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:50 09-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure-Amendment
16:00 09-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:06 09-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:46 09-Jan-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)
12:21 09-Jan-06		Mondrian Investment Partners Ltd	Rule 8.3- (Boots)
12:16 09-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
12:04 09-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
11:59 09-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
11:46 09-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
11:32 09-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: Select
Headline type: Select
Released: Select
Date from: 10 Jan 2006
to: 11 Jan 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 16 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
15:35 10-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
11:56 10-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:56 10-Jan-06		Goldman Sachs International	EPT Disclosure
11:49 10-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
11:32 10-Jan-06		Legal & General Investment Mgmnt Ltd	Rule 8.3-Boots Group Plc
11:24 10-Jan-06	TTP	Merrill Lynch International	EPT Disclosure

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: Select
Headline type: Select
Released: Select
Date from: 10 Jan 2006
to: 11 Jan 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 16 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
15:37 11-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
15:34 11-Jan-06		BNP Paribas London	Rule 8.3- Boots Group- Amendmt
14:37 11-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:42 11-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
12:08 11-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
11:28 11-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:22 11-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
11:19 11-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
16:46 10-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:52 10-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released ○ Select
Date from ◉ 12 Jan 2006
to 13 Jan 2006
News source: ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 19 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
15:32 12-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:55 12-Jan-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
13:29 12-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
13:00 12-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
12:14 12-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
11:57 12-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:48 12-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
09:20 12-Jan-06		State Street Global Advisors	Rule 8.3-Boots Group-Replace
07:00 12-Jan-06	BOOT	Boots Group PLC	Trading Update

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 12 Jan 2006
to: 13 Jan 2006
News source: ( ) All (•) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 19 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
15:30 13-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:07 13-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:27 13-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
12:11 13-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
12:02 13-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
11:43 13-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:09 13-Jan-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group plc
11:03 13-Jan-06		Credit Suisse First Boston (Europe)	EPT Disclosure
16:44 12-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
15:36 12-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code	boots group plc
Index	FTSE 100
Industry sector	General Retailers
Headline type	Select
Released	Select
Date from (selected)	16 Jan 2006
to	17 Jan 2006
News source	All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links

News sou

Regulato

About RN

Corporate

Your search returned 22 news announcements

Page 3 of 3

Time/Date	Code	Name	Headline
09:40 16-Jan-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group plc
07:00 16-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)

Page 3 of 3

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 16 Jan 2006
to: 17 Jan 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 22 news announcements

Page 2 of 3

Time/Date	Code	Name	Headline
12:32 16-Jan-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:30 16-Jan-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:29 16-Jan-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:08 16-Jan-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)
12:07 16-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
11:57 16-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:48 16-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:45 16-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
11:26 16-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
10:01 16-Jan-06		Legal & General Investment Mgmnt Ltd	Rule 8.3- Boots Group Plc

Page 2 of 3

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 16 Jan 2006
to: 17 Jan 2006
News source: All | Regulatory (selected) | RNS Reach | AFX UK Focus | Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 22 news announcements

Page 1 of 3

Time/Date	Code	Name	Headline
15:24 17-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group Plc
12:35 17-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:51 17-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
11:49 17-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
11:48 17-Jan-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
11:18 17-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:00 17-Jan-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
10:59 17-Jan-06		Legal & General Investment Mgmnt Ltd	Rule 8.3- Boots Group Plc
14:21 16-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
12:53 16-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC

Page 1 of 3

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

116

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group Plc
Released	15:24 17-Jan-06
Number	0530X

RNS Number:0530X
Franklin Resources Inc
17 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 13, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,920,694	6.36%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,920,694	6.36%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2,430	6.4000 GBP
SALE	2,300	6.4389 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 16, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

(115)

Regulatory Announcement

Go to market news section

RECEIVED
2006 APR 25 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:35 17-Jan-06
Number	0403X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**16 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
295,943	**6.4700 GBP**	**6.3850 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
6,281,372	**6.4750 GBP**	**6.3904 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	**5,800,000**	**6.4000 GBP**
CFD	**LONG**	**72,000**	**6.4248 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**17 JANUARY 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

114

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:51 17-Jan-06
Number	0355X

RNS Number:0355X
BNP Paribas London
17 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	16TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,020,998	2.495		
(2) Derivatives (other than options)			13,500,000	1.87
(3) Options and agreements to purchase/sell				
Total	18,020,998	2.495	13,500,000	1.87

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchases	5,339	6.405
	18,682	6.4308
	1,446	6.465
Sales	274	6.395
	8,902	6.4
	2,464	6.405
	7,304	6.425
	5,339	6.465

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 17th JANUARY 2006

Contact name ETHNA HORIGAN

Telephone number 020 7595 3659

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

113

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:49 17-Jan-06
Number	0376X

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	17 January 2006
Date of dealing	16 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

16 January 2006

Alliance UniChem Plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
18,617	GBP 8.38	GBP 8.36
Total number of securities sold	**Highest price received**	**Lowest price received**
18,624	GBP 8.36	GBP 8.36

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling	Number of securities under	Exercise price	Type, e.g. American	Type, e.g. American	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
18,617	GBP 8.38	GBP 8.36
Total number of securities sold	**Highest price received**	**Lowest price received**
18,624	GBP 8.36	GBP 8.36

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/01/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
18,617	GBP 8.38	GBP 8.36
Total number of securities sold	**Highest price received**	**Lowest price received**
18,624	GBP 8.36	GBP 8.36

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	
Class of relevant security to which the dealings being disclosed relate	
Date of dealing	

2. DEALINGS

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	
Nature of connection #	Advisor

END

Close

112

Regulatory Announcement

Go to market news section

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:48 17-Jan-06
Number	0369X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*MONDRIAN INVESTMENT PARTNERS LIMITED*
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**BOOTS GROUP PLC ORDINARY SHARES**
Date of dealing	**16 JANUARY 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**49,927,849**	**6.8809%**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	66,449	£6.44

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **~~YES~~/NO**

Date of disclosure	17JANUARY 2006
Contact name	CLARK SIMPSON
Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

111

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:18 17-Jan-06
Number	0330X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	16/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 14,894 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18619824	2.56613		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18619824	2.56613	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	816	6.44
SELL	632	6.40

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO
Disclosure Date	17/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

110

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:00 17-Jan-06
Number	0287X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
580,230	6.4700	6.4000

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
84,646	6.4700	6.4000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	29,073	6.4296
CFD	Short	468,000	6.4278

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price (GBP)**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	17 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

109

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	10:59 17-Jan-06
Number	0284X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.25**
Date of dealing	**16 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,264,351	4.05%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,264,351	4.05%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	125,568	GBP 6.4475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **17 January 2006**

Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

108

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	14:21 16-Jan-06
Number	9856W

This announcement replaces the previous RNS announcement reference 9086W released at 11:43 13 Jan 06. Addition made to Derivatives Transactions in 2.(b) due to the late entry of a trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**12 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,989,624	**6.525 GBP**	**6.34 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,281,078	**6.535 GBP**	**6.34 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	43,200	6.4629 GBP
CFD	SHORT	170,000	6.4952 GBP
CFD	LONG	90,000	6.4597 GBP
CFD	LONG	90,000	6.3957 GBP
CFD	LONG	90,000	6.459 GBP
CFD	SHORT	600,000	6.45186 GBP
CFD	LONG	200,000	6.4997 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit

		the option relates (Note 5)				(Note 3)
CALL	WRITING	250,000	6.50 GBP	EUROPEAN	31/03/2006	21.5 GBP
CALL	PURCHASE	250,000	6.50 GBP	EUROPEAN	31/03/2006	21.5 GBP
CALL	WRITING	250,000	6.50 GBP	EUROPEAN	31/03/2006	21.5 GBP
PUT	WRITING	450,000	6.00 GBP	EUROPEAN	31/03/2006	5 GPB
PUT	WRITING	5,000,000	4.46158 GBP	EUROPEAN	31/03/2006	30 GBP
CALL	WRITING	5,000,000	4.46158 GBP	EUROPEAN	31/03/2006	30 GBP

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	13 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

107

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:53 16-Jan-06
Number	9775W

RNS Number:9775W
BNP Paribas London
16 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	13TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,019,814	2.495		
(2) Derivatives (other than options)			13,500,000	1.87
(3) Options and agreements to purchase/sell				
Total			13,500,000	1.87

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	10,340	6.45
	15,743	6.455
	11,769	6.465
	18,187	6.47
	19,838	6.48
	10,040	6.485
	4,335	6.505
SALES	23,500	6.195
	133	6.21
	112	6.225
	15,323	6.49
	12,587	6.495
	2,477	6.51
	2,239	6.52
	9,628	6.535

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	16TH JANUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

106

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:32 16-Jan-06
Number	9772W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

Amendment – Amended Trade

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,412,710	6.5150	6.3750

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,204,662	6.5300	6.3600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	280,800	6.4629
CFD	Short	3,000	6.5127
CFD	Short	74,231	6.4809
CFD	Long	1,083	6.4641

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	**Writing, selling,**	**Number of securities to**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Option money**

call option	purchasing, varying etc.	which the option relates (Note 5)	(GBP)	European etc.	paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	16 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

105

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:30 16-Jan-06
Number	9771W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

Amendment – Late Trade

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
578,153	6.3200	6.2250

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
158,969	6.3350	6.2100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	1,369	6.2550
CFD	Short	9,539	6.2936

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	16 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

104

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:29 16-Jan-06
Number	9769W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
25,115	6.5200	6.4350

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
23,780	6.4950	6.4350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	1,324	6.4500
CFD	Short	3.952	6.4850

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price (GBP)**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	16 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

103

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:08 16-Jan-06
Number	9730W

Late disclosure

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	Alliance Unichem Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	12 January 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	4,679,273	(1.30 %)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	4,679,273	(1.30 %)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	153,642	8.4463 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**16 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

102

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:07 16-Jan-06
Number	9725W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**13 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**9,791,370**	**(2.71120%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**9,791,370**	**(2.71120%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	114,278	8.3572 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**16 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

101

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:57 16-Jan-06
Number	9697W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**13 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
152,240	**6.520 GBP**	**6.440 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
389,257	**6.525 GBP**	**6.430 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**92,336**	**6.4748 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**16 JANUARY 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

100

Regulatory Announcement

RECEIVED
2006 APR 25 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:48 16-Jan-06
Number	9680W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	13/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18634534	2.56816		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18634534	2.56816	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1088	6.44

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)		NO
Disclosure Date	16/01/2006	
Contact Name	Caroline OConnor	
Telephone Number	020 7698 6130	
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A	
If Connected EFM State Nature of Connection (Note 10)	N/A	

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(99)

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:45 16-Jan-06
Number	9672W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**13 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
183,633	**6.5155 GBP**	**6.4419 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received ((
398,169	**6.5700 GBP**	**6.3392 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	**Long**	**8,200**	**6.4419 GBP**
CFD	**Long**	**175,000**	**6.515472 GBP**
CFD	**Long**	**116**	**6.521304 GBP**
CFD	**Short**	**8,100**	**6.43681 GBP**
CFD	**Short**	**322,878**	**6.479452 GBP**
CFD	**Short**	**14,275**	**6.4931 GBP**
CFD	**Short**	**116**	**6.573684 GBP**
CFD	**Short**	**52,800**	**6.3392 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(98)

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:26 16-Jan-06
Number	9649W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	16 January 2006
Date of dealing	13 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

13 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
2,205	GBP 8.50	GBP 8.35
Total number of securities sold	**Highest price received**	**Lowest price received**
3,675	GBP 8.50	GBP 8.30

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name	Number of securities under option	Exercise price
eg call option		

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
430	GBP 5.59	GBP 5.59
Total number of securities sold	**Highest price received**	**Lowest price received**
1,720	GBP 5.58	GBP 5.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money
eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name	Number of securities under option	Exercise price
eg call option		

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/01/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
1,247,245	GBP 6.51	GBP 6.44
Total number of securities sold	**Highest price received**	**Lowest price received**
1,242,555	GBP 6.58	GBP 0.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SHORT CFDSHORT			30,000GBP 6.47

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	**Number of securities under option**	**Exercise price**

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
8,819	GBP 6.70	GBP 6.61
Total number of securities sold	**Highest price received**	**Lowest price received**
25,062	GBP 6.71	GBP 6.63

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			224,405GBP 6.20
LONG CFDLONG			90,295GBP 6.20

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			90,296GBP 6.20
LONG CFDSHORT			224,404GBP 6.20

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

(97)

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	10:01 16-Jan-06
Number	9594W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.25
Date of dealing	**13 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	29,375,025	4.06%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,375,025	4.06%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,500,000	GBP 6.4784

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **16 January 2006**

Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

96

Regulatory Announcement

Go to market news section

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group plc
Released	09:40 16-Jan-06
Number	PRNUK-1601

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	13/01/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,771,390	1.49		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,771,390	1.49		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	126,773	6.49000 GBP
Sale	2,637	6.49000 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16/01/06
Contact name	Richard Harding
Telephone number	020 7548 3183
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

95

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 16-Jan-06
Number	9493W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**12 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	
(1) Relevant securities	**9,905,648**	**(2.74285%)**		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	**9,905,648**	**(2.74285%)**		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	153,642	8.4463 GBP
Sale	8,649	8.4463 GBP
Purchase	424	8.5234 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**13 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

94

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:30 13-Jan-06
Number	9307W

RNS Number:9307W
Franklin Resources Inc
13 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 12, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,920,564	6.36%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,920,564	6.36%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	29,229	6.41500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 13, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:07 13-Jan-06
Number	9295W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	12/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18633446	2.56801		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18633446	2.56801	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	1303	6.43
SELL	658	6.43
SELL	904	6.52

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	13/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

92

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:27 13-Jan-06
Number	9240W

RNS Number:9240W
BNP Paribas London
13 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	12TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,995,561	2.491		
(2) Derivatives (other than options)			13,500,000	1.87
(3) Options and agreements to purchase/sell				
Total	17,995,561	2.491	13,500,000	1.87

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	1,500,000	6.37
	1,057	6.475
	275	6.485
	2,703	6.49
	582	6.5
	8,020	6.505
	2,105	6.51
	53	6.515
	306	6.52
	371	6.53
SALES	22,324	6.455
	15,555	6.46
	3,512	6.465
	9,149	6.47
	2,468	6.475
	27,912	6.48
	30,754	6.49
	2,801	6.495
	34,547	6.5
	7,631	6.505
	5,904	6.515
	7,986	6.52
	767	6.525

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Equity Swap	Short	4,500,000	6.321

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 13TH JANUARY 2006

Contact name ETHNA HORIGAN

Telephone number 020 7595 3659

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

91

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:11 13-Jan-06
Number	9123W

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT PRINCIPLE TRADER:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	13 January 2006
Date of dealing	12 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

12 January 2006

Alliance UniChem Plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
Westbury plc - Common
AMENDMENT
state which element(s) of previous disclosure was incorrect:
In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
5,640	GBP 5.59	GBP 5.58
Total number of securities sold	**Highest price received**	**Lowest price received**
4,594	GBP 5.58	GBP 5.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,221,087	GBP 6.52	GBP 6.38
Total number of securities sold	**Highest price received**	**Lowest price received**
2,222,234	GBP 6.52	GBP 6.38

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			20,000GBP 6.48

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/01/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
16,539	GBP 6.69	GBP 6.53

Total number of securities sold	Highest price received	Lowest price received
13,076	GBP 6.70	GBP 6.53

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
88,466	GBP 8.52	GBP 8.38
Total number of securities sold	**Highest price received**	**Lowest price received**
94,755	GBP 8.49	GBP 8.38

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			6,713GBP 8.49

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

(90)

Regulatory Announcement

RECEIVED
2006 APR 25 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 13-Jan-06
Number	9115W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
49,007	6.5150 GBP	6.4863 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received ((
186,131	6.5100 GBP	6.4150 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	3,720	6.44975 GBP
CFD	Long	17,669	6.44971 GBP
CFD	Long	68,925	6.449753 GBP
CFD	Long	11,488	6.44975 GBP
CFD	Long	5,000	6.504796 GBP
CFD	Short	223	6.449751
CFD	Short	2,131	6.468382 GBP
CFD	Long	9,100	6.4863 GBP
CFD	Long	48,000	6.4495 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	13 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

89

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 13-Jan-06
Number	9086W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	12 JANUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,989,624	6.525 GBP	6.34 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,281,078	6.535 GBP	6.34 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	43,200	6.4629 GBP
CFD	SHORT	170,000	6.4952 GBP
CFD	LONG	90,000	6.4597 GBP
CFD	LONG	90,000	6.3957 GBP
CFD	LONG	90,000	6.459 GBP
CFD	SHORT	600,000	6.45186 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
				EUROPEAN		

CALL	WRITING	250,000	6.50 GBP		31/03/2006	21.5 GBP
CALL	PURCHASE	250,000	6.50 GBP	EUROPEAN	31/03/2006	21.5 GBP
CALL	WRITING	250,000	6.50 GBP	EUROPEAN	31/03/2006	21.5 GBP
PUT	WRITING	450,000	6.00 GBP	EUROPEAN	31/03/2006	5 GPB
PUT	WRITING	5,000,000	4.46158 GBP	EUROPEAN	31/03/2006	30 GBP
CALL	WRITING	5,000,000	4.46158 GBP	EUROPEAN	31/03/2006	30 GBP

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	13 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(88)

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group plc
Released	11:09 13-Jan-06
Number	9021W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.25
Date of dealing	**12 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	27,875,025	3.85%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,875,025	3.85%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,139,200	GBP 6.467506
Purchase	500,000	GBP 6.4825

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**13 January 2006**
Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(87)

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	11:03 13-Jan-06
Number	9011W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,417,115	6.5150	2.3389

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,204,662	6.5300	6.3600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	280,800	6.4629
CFD	Short	3,000	6.5127
CFD	Short	74,231	6.4809
CFD	Long	1,083	6.4641

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	**Writing, selling,**	**Number of securities to**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Option money**

call option	purchasing, varying etc.	which the option relates (Note 5)	(GBP)	European etc.	paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	13 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(86)

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	16:44 12-Jan-06
Number	8719W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**11 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**10,067,515**	**(2.78767%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**10,067,515**	**(2.78767%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	141,010	8.4075 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**12 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(85)

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:36 12-Jan-06
Number	8640W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	11/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18636311	2.56840		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18636311	2.56840	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2323	6.37
BUY	33300	6.37

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	12/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(84)

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:32 12-Jan-06
Number	8620W

RNS Number:8620W
Franklin Resources Inc
12 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 11, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,891,335	6.35%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,891,335	6.35%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	871	6.3500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JANUARY 12, 2006

Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

(83)

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	13:55 12-Jan-06
Number	8548W

Amendment – Due to omitted transactions, the disclosure made on 11 January 2006, for dealings of 10 January 2006, is being updated. Total purchases originally disclosed, 581,252 shares, this has been updated to, Total purchases 586,252 shares.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**10 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
586,252	**6.3026 GBP**	**6.2600 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (l
708,261	**6.2900 GBP**	**6.2573 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**3,386**	**6.286852 GBP**
CFD	**Long**	**2,264**	**6.28686 GBP**
CFD	**Long**	**4,350**	**6.28685 GBP**
CFD	**Long**	**178,461**	**6.257306 GBP**
CFD	**Short**	**24,000**	**6.302584 GBP**
CFD	**Long**	**5,000**	**6.268656 GBP**
CFD	**Long**	**686**	**6.2793 GBP**

CFD	Long	282	6.28157 GBP
CFD	Long	41,200	6.2984 GBP
CFD	Short	384	6.2793 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

82

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:29 12-Jan-06
Number	8525W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**11 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
434,029	**6.3569 GBP**	**6.3458 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (
727,600	**6.3550 GBP**	**6.3144 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**4,380**	**6.334582 GBP**
CFD	**Long**	**87,186**	**6.33458 GBP**
CFD	**Long**	**7,701**	**6.334583 GBP**
CFD	**Long**	**89,339**	**6.314406 GBP**
CFD	**Long**	**5,113**	**6.31172 GBP**
CFD	**Long**	**31,300**	**6.314406 GBP**
CFD	**Long**	**541**	**6.347665 GBP**
CFD	**Long**	**282**	**6.34766 GBP**
CFD	**Long**	**1,293**	**6.3458 GBP**
CFD	**Short**	**249**	**6.347662 GBP**
CFD	**Long**	**15,200**	**6.3569 GBP**

CFD	Long	150,000	6.583083 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persı to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

81

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	13:00 12-Jan-06
Number	8499W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	12 January 2006
Date of dealing	11 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

11 January 2006

Alliance UniChem Plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
454,673	GBP 8.48	GBP 8.20
Total number of securities sold	**Highest price received**	**Lowest price received**
484,673	GBP 8.48	GBP 8.21

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			20,000GBP 8.21
LONG CFDSHORT			10,000GBP 8.21

(c) Options transactions in respect of existing securities

Product name Writing, Number of Exercise Type, e.g. Type, e.g. Option

Product name	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit
eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
4,850	GBP 5.58	GBP 5.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc

Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
485,996	GBP 6.37	GBP 6.31
Total number of securities sold	**Highest price received**	**Lowest price received**
487,143	GBP 6.37	GBP 6.32

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			20,000GBP 6.27

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			20,000GBP 6.27

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
247,436	GBP 6.61	GBP 6.50
Total number of securities sold	**Highest price received**	**Lowest price received**
245,190	GBP 6.61	GBP 6.48

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			30,283GBP 6.44
LONG CFDLONG			50,445GBP 6.44
LONG CFDLONG			7,512GBP 6.44
LONG CFDLONG			11,760GBP 6.44

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			75,000GBP 6.48
SHORT CFDSHORT			30,000GBP 6.60

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

80

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:14 12-Jan-06
Number	8352W

RNS Number:8352W
BNP Paribas London
12 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	11TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,651,399	2.305		
(2) Derivatives (other than options)			9,000,000	1.25
(3) Options and agreements to purchase/sell				
Total	16,651,399	2.305	9,000.000	1.25

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	906	6.3
	1,502,158	6.32
	1,500,000	6.3225
	16,991	6.335
	3,842	6.35
	3,542	6.355
	6,515	6.36
SALES	24,680	6.335
	40,000	6.35
	627	6.355
	5,000	6.36
	2,892	6.37

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12TH JANUARY 2005
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

79

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:57 12-Jan-06
Number	8421W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**11 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
5,302,236	**6.36 GBP**	**6.295 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,837,080	**6.37 GBP**	**6.305 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**11,000**	**6.355 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, Number of Exercise price

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	12 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

78

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	11:48 12-Jan-06
Number	8394W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
173,444	6.3700	6.3150

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
121,430	6.3700	6.3100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	12 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

77

AFX UK Focus Story

Go to market news section

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots Q3 tops market hopes UPDATE
Released	10:08 12-Jan-06
Number	100850.12012006

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that last October proposed a 'merger of equals' with Alliance Unichem PLC, reported better-than-expected Christmas sales along with improved gross margins.

But despite joining the Christmas winners' camp the retailer's chief executive Richard Baker remains cautious on the sales outlook for the new year.

'Christmas to an extent was something that was always going to happen whatever, I think we now return to more normal conditions as the new year sets in,' he told reporters.

'After the season of goodwill it will be the season of big bills, not just for households but also for retailers, we are seeing substantial [cost]inflation coming through at the highest levels for five years.'

For the three months to Dec 31 2005 like-for-like sales at the 1,400 outlet Boots The Chemists (BTC) chain were down 0.7 pct compared with analysts' consensus forecast of a 1.4 pct fall.

After taking account of the impact of the Pharmaceutical Price Regulation Scheme (PPRS), introduced in Jan 2005, which reduced the price of branded medicines by 7 pct, 'underlying like-for-like sales' were up 0.3 pct.

Total BTC sales were up 1 pct. Within this the key health and beauty categories performed well -- dispensing up 4.0 pct and beauty up 7.0 pct, thanks to ranges like No 7. But sales in toiletries, where the supermarkets are muscling in, were flat.

The chemist chain's gross margin improved year-on-year, in line with plan, the company said, attributing the boost to more own brand products and better buying.

In its planning for Christmas, Boots bought less stock in value terms, bought more to offer at lower price points and did not enter into any last minute Sales.

'Our plans for a seasonal offer focused more on our health and beauty expertise with more products unique to Boots and more gifts at lower price points delivered a fourth record Christmas,' said chief executive Richard Baker.

'At the same time we improved our margin and working capital position and kept costs under control.'

Baker, who joined Boots from Asda in 2003, said the ongoing retail environment remains tough and sees no signs of this easing in the short term.

Nevertheless he drew encouragement from the Christmas outturn.

'In a very active period for the group, it is pleasing that the core business has remained focused and

Boots retains its expectations for BTC's gross margin, operating costs and working capital.

Following recent European Union clearance, the 1.93 bln stg disposal of Boots Healthcare International (BHI), the over-the-counter medicines business, to Reckitt Benckiser PLC, the Anglo-Dutch household products group, is expected to complete at the end of January. The special dividend of 200 pence per share

will be paid to shareholders by Feb 24.

BHI's third quarter sales increased 4.3 pct on a comparable basis.

Boots Retail International continued to perform well with sales in the quarter up 12.9 pct on a comparable basis.

Baker is under pressure because investors appear unconvinced about the merits of the proposed merger with Alliance, which requires the approval of

shareholders of both groups as well as the regulators.

But he claims to be relaxed about the deal winning their support.

'I think people are just starting to get this more than perhaps they did when we first announced,' he said.

'I always thought this would take some time (explaining the rationale of the deal), but I'm not seeing anything that says to me that this [deal] won't happen.'

The Office of Fair Trading is currently reviewing the deal and is expected to decide whether or not to refer it to the Competition Commission by mid-February.

On Dec 16 Alliance published a trading statement detailing a robust performance, particularly outside the UK.

At 9.43 am shares in Boots were up 1-1/2 at 638-1/2, valuing the business at 4.6 bln stg.

(Adds comments from Boots chief executive Richard Baker)

james.davey@afxnews.com

jdd/slm/jdd/lam

Close

76

AFX UK Focus Story

Go to market news section

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots and GUS both cautious on 2006 prospects
Released	09:43 12-Jan-06
Number	094328.12012006

LONDON (AFX) - Boots Group PLC, the health and beauty retailer, and GUS PLC, the owner of Argos and Homebase, are both cautious on prospects for 2006, given tough market conditions and increased cost pressures.

Richard Baker, chief executive of Boots, told reporters that despite a better-than-expected third quarter performance he is cautious about the sales outlook for the new year.

'Christmas to an extent was something that was always going to happen whatever, I think we now return to more normal conditions as the new year sets in,' he said.

'After the season of goodwill it will be the season of big bills, not just for households but also for retailers, we are seeing substantial inflation coming through at the highest levels for five years.'

His comments were echoed by David Tyler, finance director of GUS.

'We remain cautious because of the economic climate looking forward,' he told reporters after detailing Argos' and Homebase' third quarter performance, which also topped analysts' hopes.

'Consumers remain under pressure with the amount of money in their pockets affected by the amount they borrowed, by higher oil prices, higher council taxes and so on.

'That affects the amount they've simply got available to spend in the retail market and particularly areas which are a bit more discretionary which include some of the things we sell in Argos and Homebase. We're not apocalyptic about it but we continue to be cautious.'

He also highlighted cost pressures the retailers are facing -- increases in rents, the uniform business rate and minimum wages.

Nevertheless, Tyler still thinks GUS' businesses will continue to outperform the non-food, non-clothing, market.

At 9.08 am shares in Boots were down 3 pence at 634 pence, shares in GUS were up 12 pence at 1016-1/2 pence.

james.davey@afxnews.com

jdd/slm/jdd/joy

Close

75

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3-Boots Group-Replace
Released	09:20 12-Jan-06
Number	8252W

Resubmission of Rule 8.3

This announcement replaces RNS No. 7902W made on 11 Jan 2006 @ 14.37
The reason is that we had incorrectly assigned the Short derivative position against the Holdings of the relevant securities, hence our net position was out by a factor of double that of the Short Derivative position.
These amendments are now shown correctly below.

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	10/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18600688	2.56349		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18600688	2.56349	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options &				

Agreements to
Purchase/Sell
Total

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2181	6.25

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives

Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	12/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

74

AFX UK Focus Story

Go to market news section

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots Q3 tops market hopes
Released	07:17 12-Jan-06
Number	071739.12012006

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that last October proposed a 'merger of equals' with Alliance Unichem PLC, has reported better-than-expected Christmas sales along with improved gross margins.

For the three months to Dec 31 2005 like-for-like sales at the 1,400 outlet Boots The Chemists (BTC) chain were down 0.7 pct compared with analysts' consensus forecast of a 1.4 pct fall.

After taking account of the impact of the Pharmaceutical Price Regulation Scheme (PPRS), introduced in January 2005, which reduced the price of branded medicines by 7 pct, 'underlying like-for-like sales' were up 0.3 pct.

Total BTC sales were up 1 pct. Within this the key health and beauty categories performed well -- dispensing up 4.0 pct and beauty up 7.0 pct, thanks to ranges like No 7. But sales in toiletries, where the supermarkets are muscling in, were flat.

The chemist chain's gross margin improved year-on-year, in line with plan, the company said, attributing the boost to more own brand products and better buying.

In its planning for Christmas Boots bought less stock in value terms, bought more to offer at lower price points and did not enter into any last minute Sales.

'Our plans for a seasonal offer focused more on our health and beauty expertise with more products unique to Boots and more gifts at lower price points delivered a fourth record Christmas,' said chief executive Richard Baker.

'At the same time we improved our margin and working capital position and kept costs under control.'

Baker, who joined Boots from Asda in 2003, said the ongoing retail environment remains tough and sees no signs of this easing in the short term.

Nevertheless he drew encouragement from the Christmas outturn.

'In a very active period for the group, it is pleasing that the core business has remained focused and made good progress.'

Boots retains its expectations for BTC's gross margin, operating costs and working capital.

Following recent European Union clearance, the 1.93 bln stg disposal of Boots Healthcare International (BHI), the over-the-counter medicines business, to Reckitt Benckiser PLC, the Anglo-Dutch household products group, is expected to complete at the end of January. The special dividend of 200 pence per share

will be paid to shareholders by Feb 24.

BHI's third quarter sales increased 4.3 pct on a comparable basis.

Boots Retail International continued to perform well with sales in the quarter up 12.9 pct on a comparable basis.

Baker is under pressure because investors appear unconvinced about the merits of the proposed merger with Alliance, which requires the approval of

shareholders of both groups as well as the regulators.

On Dec 16 Alliance published a trading statement detailing a robust performance, particularly outside the UK.

Boots shares closed Wednesday at 637 pence, valuing the business at 4.6 bln stg.

newsdesk@afxnews.com

jdd/slm

Close

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Update
Released	07:00 12-Jan-06
Number	8152W

RNS Number:8152W
Boots Group PLC
12 January 2006

Release date: 12 January 2006

Update on Trading Performance Q3 2005/06

	Sales growth
Boots The Chemists	
Total	1.0%
- Health	2.8%
- Beauty and Toiletries	0.9%
- Lifestyle	-2.0%
Like for Like	-0.7%
Underlying Like for Like (before PPRS price deflation)	0.3%
Boots Healthcare International	
Total	3.8%
Comparable basis (adjusted for currency movements)	4.3%

Q3 highlights

- BTC total sales up 1.0% as strong health and beauty focus drives another good Christmas

- Underlying like for like sales up 0.3%, before the effect of regulatory price changes in dispensing (PPRS)

- Key health and beauty categories continue to perform strongly

    - Dispensing volume +4.0% (sales +2.8% after regulatory price changes)
    - OTC healthcare +2.7%
    - Beauty +7.0%

- Gross margin improved year on year, in line with plan; benefits delivered from better buying and better mix of Boots brand products

- Strong supply chain and in store operations led to a substantial reduction in average stock holding through the period and improved sell through of seasonal lines

- Sales outlook remains cautious and expectations for gross margin, operating costs and working capital remain unchanged for the year

- Following EU clearance, the disposal of BHI expected to complete at the end of January with the special dividend of 200p per share to be paid no later than 24 February

Chief Executive Officer, Richard Baker commented:

"Our plans for a seasonal offer focused more on our health and beauty expertise with more products unique to Boots and more gifts at lower price points delivered a fourth record Christmas. At the same time we improved our margin and working capital position and kept costs under control.

"Although the ongoing retail environment remains tough and we see no signs of this easing in the short term, we are encouraged by this performance and by the long term opportunities developing in our key markets.

"In a very active period for the Group, it is pleasing that the core business has remained focused and made good progress."

Boots The Chemists

Boots The Chemists sales increased by 1.0%. Sales were down 0.7% on a like for like (LFL) basis, but adjusting for the impact of the Pharmaceutical Price Regulation Scheme, which reduces the reimbursement value of branded medicines, underlying LFL was up 0.3%. This result builds on a good performance last year.

The Health and Beauty businesses continue to show the benefits of increased strategic focus and investment with year on year increases of 2.8% and 7.0% respectively. Health delivered strong performances in both Dispensing, up 2.8%, and over the counter (OTC) medicines, up 2.7%. Dispensing achieved strong underlying volume growth, up 4.0%, and remains the biggest category. In OTC, innovative offers and the renewed focus on vitamins and complementary healthcare saw a much improved result in the quarter. The recent trial service to provide free chlamydia testing in London has proved more popular than expected with over 6,000 tests carried out in the first month.

Investment in new beauty halls, new products and in a competitive offer, drove a strong performance in Beauty, up 7.0%, with good growth in the relaunched No7, up 12%, and Fragrance, up 9.0%, where better prices and new lines helped strengthen Boots position as the market leader. Sales in Toiletries were flat. Less supplier innovation and a smaller buy led to sales in the Electrical Beauty category being 19% lower than last year; this reduced growth in the overall Beauty and Toiletries category to 0.9%.

The decision to discontinue products such as TVs and other large electrical items led to sales in Lifestyle being down 2.0%. The decline in Photo sales slowed to 5.0% with good growth across the digital offer with sales of digital products up 20% and digital processing up 20%. Sales in Baby were up 1.4% with particularly good growth from the extended offer in Toys & Games, up 11%. As in H1, the sharp decline in Atkins Diet related products resulted in Food sales being down 3.2%.

The Boots internet business, boots.com, performed strongly with sales up over 40%, benefiting from improved order fulfilment. Sales online are now bigger than the largest Boots store with the core Health and Beauty offer the main driver of customer visits.

Gross margin was up year on year, in line with plan, through better buying and a greater proportion of Boots brand products within the sales mix. Despite the continuing upward inflationary pressures on labour, occupancy and fuel, operating costs remain in line with plan.

The Store Friendly Supply Chain initiative, closer matching of stocks to sales

and the smaller seasonal buy reduced the average stock position by £100m throughout the period. At the end of December the residual balance of seasonal stock was 40% lower than last year.

The renewal phase of the IT transformation programme was completed in the quarter. This has replaced 14,000 tills, introduced a new pharmacy system and implemented SAP into head office with each of these contributing to the successful delivery of the Christmas offer.

Other Group businesses

Sales in Boots Opticians were down 1.0% in the quarter and, while underlying market conditions remain tough, there are encouraging signs that the actions being taken in filling managerial vacancies, increasing marketing and improving patient recall practices are driving improved performance.

Boots Retail International continued to perform well with sales in the quarter up 12.9% on a comparable basis. The Boots brand was successfully introduced into Russia as an implant through agreement with the retailer '36.6' in 47 stores. Our franchise agreement with M.H. Alshaya Co in the Middle East has made good progress and plans to open 8 stores in Q1 are on track.

Boots Healthcare International

Boots Healthcare International (BHI) sales growth in the quarter was 3.8% in Sterling, or 4.3% on a comparable basis. Sales of core brands were up 5.8%.

Following European competition clearance, the proposed disposal of BHI is expected to complete at the end of January. The 200p special dividend will be paid no later than the 24 February.

- ENDS -

Richard Baker, Chief Executive Officer and Jim Smart, Chief Financial Officer, will host a conference call for analysts at 08.30 GMT.

UK dial in number 020 7190 1596
International dial in number +44 20 7190 1596
Participants should quote the conference title "Boots Trading Update".

A replay facility will be available for seven days:

UK dial in number 020 8515 2499
International dial in number +44 20 8515 2499
Access number 330428#

For further information, please contact:

Investor Relations

Chris Laud
Tel: 0115 968 7080

Media

Donal McCabe
Tel: 0115 968 7029
Mobile: 07769 690618

Colette Phillips

Tel: 0115 959 2228

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

72

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	15:37 11-Jan-06
Number	7953W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**10 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**10,208,525**	**(2.82671%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**10,208,525**	**(2.82671%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	31,351	8.0957 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer(none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**11 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group-Amendmt
Released	15:34 11-Jan-06
Number	7929W

RNS Number:7929W
BNP Paribas London
11 January 2006

The 'Rule 8 - Boots Group PLC announcement released today at 13.05 under RNS No 7816W has been amended.

The full amended text is shown below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	10TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,690,644	1.895		
(2) Derivatives (other than options)			9,000,000	1.25
(3) Options and agreements to purchase/sell				
Total	13,690,644		9,000,000	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	1,500,241	6.265
	1,500,000	6.27
	5,470	6.3
SALES	5,470	6.245
	3,103	6.265
	3,384	6.275
	24,389	6.28
	16,075	6.285
	3,558	6.29

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 11TH JANUARY 2006

Contact name ETHNA HORIGAN

Telephone number 020 7595 3659

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

70

RECEIVED

2006 APR 25 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:37 11-Jan-06
Number	7902W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	10/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18210244	2.53659		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18210244	2.53659	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2181	6.25

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)		NO
Disclosure Date	11/01/2006	
Contact Name	Caroline OConnor	
Telephone Number	020 7698 6130	
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A	
If Connected EFM State Nature of Connection (Note 10)	N/A	

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:42 11-Jan-06
Number	7857W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**10 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
581,252	6.3026 GBP	6.2600 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received (
708,261	6.2900 GBP	6.2573 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	3,386	6.286852 GBP
CFD	Long	2,264	6.28686 GBP
CFD	Long	4,350	6.28685 GBP
CFD	Long	178,461	6.257306 GBP
CFD	Short	24,000	6.302584 GBP
CFD	Long	5,000	6.268656 GBP
CFD	Long	686	6.2793 GBP
CFD	Long	282	6.28157 GBP
CFD	Long	41,200	6.2984 GBP
CFD	Short	384	6.2793 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

68

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	12:08 11-Jan-06
Number	7739W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
155,904	6.3000	6.2300

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
321,600	6.300	6.2362

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	8,879	6.2833

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

5) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	11 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(67)

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:28 11-Jan-06
Number	7695W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**10 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
386,868	**6.30 GBP**	**6.23 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,650,897	**6.30 GBP**	**6.24 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	**1,500,000**	**6.27 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name,	Number of	Exercise price

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	11 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:22 11-Jan-06
Number	7687W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	11 January 2006
Date of dealing	10 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

10 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
95,211	GBP 8.16	GBP 8.05
Total number of securities sold	**Highest price received**	**Lowest price received**
94,076	GBP 8.11	GBP 8.06

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
364	GBP 5.57	GBP 5.57
Total number of securities sold	**Highest price received**	**Lowest price received**
1,043	GBP 5.57	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/01/2006

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Westbury plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
740,190	GBP 6.30	GBP 6.24
Total number of securities sold	**Highest price received**	**Lowest price received**
791,778	GBP 6.30	GBP 6.24

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			20,000GBP 6.27

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common

Date of dealing	10/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
251,335	GBP 6.24	GBP 6.11
Total number of securities sold	**Highest price received**	**Lowest price received**
8,038	GBP 6.23	GBP 6.12

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			250,342GBP 6.11

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:19 11-Jan-06
Number	7681W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	11 January 2006
Date of dealing	10 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

10 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
238,744	GBP 8.19	GBP 8.00
Total number of securities sold	**Highest price received**	**Lowest price received**
	GBP 8.26	GBP 8.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,630	GBP 5.58	GBP 5.57
Total number of securities sold	**Highest price received**	**Lowest price received**
1,970	GBP 5.58	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
608,006	GBP 6.34	GBP 6.23

Total number of securities sold	Highest price received	Lowest price received
	GBP 6.35	GBP 6.22

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			100,000GBP 6.32
LONG CFDSHORT			15,000GBP 6.32

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International

Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,208	GBP 6.26	GBP 6.24
Total number of securities sold	**Highest price received**	**Lowest price received**
	GBP 6.26	GBP 6.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			12,550GBP 6.00
LONG CFDLONG			90,296GBP 6.20
LONG CFDLONG			374,671GBP 6.20
LONG CFDLONG			12,550GBP 6.20
LONG CFDLONG			55,629GBP 6.20
LONG CFDLONG			224,404GBP 6.20

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			12,550GBP 6.00
LONG CFDSHORT			12,550GBP 6.20
LONG CFDSHORT			90,295GBP 6.20
LONG CFDSHORT			8,682GBP 6.20
LONG CFDSHORT			372,940GBP 6.20
LONG CFDSHORT			2,137GBP 6.20
LONG CFDSHORT			215,723GBP 6.20
LONG CFDSHORT			53,492GBP 6.20
LONG CFDSHORT			1,731GBP 6.20

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:46 10-Jan-06
Number	7373W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	09/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18208063	2.50938		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18208063	2.50938	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	3033	6.23
BUY	10701	6.23
BUY	15712	6.23

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	10/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:52 10-Jan-06
Number	7283W

RNS Number:7283W
Franklin Resources Inc
10 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 9, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,890,464	6.35%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,890,464	6.35%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	221,375	6.3244 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 10, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:35 10-Jan-06
Number	7260W

RNS Number:7260W
BNP Paribas London
10 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	9TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	10,740,912	1.487		
(2) Derivatives (other than options)			9,000,000	1.25
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	25,000	6.245
	300	6.28
	16,900	6.3
	1,510,179	6.305
SALES	10,400	6.22
	5,543	6.225
	30,581	6.28
	25,000	6.285
	2,695	6.29
	1,505	6.295
	3,332	6.3
	37,000	6.305
	17,085	6.33
	12,742	6.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10TH JANUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 10-Jan-06
Number	7105W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**09 JANUARY 2006**

2. DEALINGS (Note 2)
(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
492,022	**6.355 GBP**	**6.22 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
2,068,885	**6.35 GBP**	**6.215 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**1,500,000**	**6.305 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name,	**Number of**	**Exercise price**

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	10 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Goldman Sachs International
TIDM	
Headline	EPT Disclosure
Released	11:56 10-Jan-06
Number	7103W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**09 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
374,308	**6.3137 GBP**	**6.2469 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (I
653,787	**6.3200 GBP**	**6.2478GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**11,560**	**6.309842 GBP**
CFD	**Long**	**8,344**	**6.30984 GBP**
CFD	**Long**	**21,750**	**6.30984 GBP**
CFD	**Long**	**107,787**	**6.257736 GBP**
CFD	**Long**	**167**	**6.261569 GBP**
CFD	**Long**	**23,600**	**6.2469 GBP**
CFD	**Long**	**541**	**6.261565 GBP**
CFD	**Long**	**8,346**	**6.309838 GBP**
CFD	**Long**	**50,000**	**6.313683 GBP**
CFD	**Long**	**32,129**	**6.2587 GBP**
CFD	**Long**	**63,871**	**6.2587 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	11:49 10-Jan-06
Number	7095W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
124,100	6.3200	6.2250

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
158,969	6.3350	6.2100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	1,369	6.2550
CFD	Short	9,539	6.2936

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	10 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	11:32 10-Jan-06
Number	7064W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.25
Date of dealing	09 January 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,235,825	3.63%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,235,825	3.63%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	500	GBP 6.305

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**10 January 2006**
Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:24 10-Jan-06
Number	7045W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	10 January 2006
Date of dealing	09 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

09 January 2006

Alliance UniChem Plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
238,744	GBP 8.19	GBP 8.00
Total number of securities sold	**Highest price received**	**Lowest price received**
239,529	GBP 8.26	GBP 8.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,630	GBP 5.58	GBP 5.57
Total number of securities sold	**Highest price received**	**Lowest price received**
1,970	GBP 5.58	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 10/01/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
608,006	GBP 6.34	GBP 6.23
Total number of securities sold	**Highest price received**	**Lowest price received**
637,815	GBP 6.35	GBP 6.22

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			100,000GBP 6.32
LONG CFDSHORT			15,000GBP 6.32

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,208	GBP 6.26	GBP 6.24
Total number of securities sold	**Highest price received**	**Lowest price received**
12,779	GBP 6.26	GBP 6.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			12,550GBP 6.00
LONG CFDLONG			90,296GBP 6.20
LONG CFDLONG			374,671GBP 6.20
LONG CFDLONG			12,550GBP 6.20
LONG CFDLONG			55,629GBP 6.20
LONG CFDLONG			224,404GBP 6.20

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			12,550GBP 6.00
LONG CFDSHORT			12,550GBP 6.20
LONG CFDSHORT			90,295GBP 6.20
LONG CFDSHORT			8,682GBP 6.20
LONG CFDSHORT			372,940GBP 6.20
LONG CFDSHORT			2,137GBP 6.20
LONG CFDSHORT			215,723GBP 6.20
LONG CFDSHORT			53,492GBP 6.20
LONG CFDSHORT			1,731GBP 6.20

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

56

Regulatory Announcement

RECEIVED

Go to market news section

2006 APR 25 A 11:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure- Amendment
Released	16:50 09-Jan-06
Number	6711W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

Amendment – Amended sell trade

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
397,435	6.2100	6.1600

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
440,662	6.2150	6.1600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	32,818	6.1935
CFD	Short	2,556	6.2002

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	**relates** (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	9 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:00 09-Jan-06
Number	6602W

RNS Number:6602W
Franklin Resources Inc
09 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 6, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,669,089	6.32%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,669,089	6.32%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	312,925	6.1998 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 9, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

54

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:06 09-Jan-06
Number	6543W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	06/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18569061	0.02560	195222	0.00030
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total	18569061	0.02560	195222	0.00030

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	5523	6.23

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	09/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2006 APR 25 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:46 09-Jan-06
Number	6431W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**06 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**4,832,915**	**(1.338%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**4,832,915**	**(1.338%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150,038	8.0594 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**09 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(52)

Regulatory Announcement

Go to market news section

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- (Boots)
Released	12:21 09-Jan-06
Number	6409W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***MONDRIAN INVESTMENT PARTNERS LIMITED***
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**BOOTS GROUP PLC ORDINARY SHARES**
Date of dealing	**06 JANUARY 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**50,098,280**	**6.935%**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,191	£6.20500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **~~YES~~/NO**

Date of disclosure	**09JANUARY 2006**
Contact name	**CHANTAL STUBBINGTON**
Telephone number	**0207 477 7043**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(51)

Regulatory Announcement

Go to market news section

RECEIVED
2006 APR 25 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:16 09-Jan-06
Number	6406W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**06 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
88,410	**6.226 GBP**	**6.20 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
168,559	**6.226 GBP**	**6.1924 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**75,000**	**6.1912 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name,	**Number of**	**Exercise price**

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	09 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

50

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 09-Jan-06
Number	6388W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**06 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
39,500	**6.2210 GBP**	**6.2210 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (I
31,791	**6.2200 GBP**	**6.2000GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**2,354**	**6.207324 GBP**
CFD	**Long**	**1,591**	**6.207322 GBP**
CFD	**Long**	**17,183**	**6.20732 GBP**
CFD	**Short**	**167**	**6.203449 GBP**
CFD	**Long**	**39,500**	**6.221 GBP**
CFD	**Long**	**34**	**6.219652 GBP**
CFD	**Long**	**10,206**	**6.207318 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	09January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(4a)

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:59 09-Jan-06
Number	6364W

RNS Number:6364W
BNP Paribas London
09 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	6TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,334,416	1.292		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	94,903	6.2042
SALES	104,623	6.2184

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 9TH JANUARY 2006

Contact name ETHNA HORIGAN

Telephone number 020 7595 3659

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 09-Jan-06
Number	6367W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	09 January 2006
Date of dealing	06 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

06 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,852	GBP 8.09	GBP 8.08

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
45,405	GBP 5.58	GBP 5.57
Total number of securities sold	**Highest price received**	**Lowest price received**
1,066	GBP 5.62	GBP 5.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc

Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
11,919	GBP 6.21	GBP 6.20
Total number of securities sold	**Highest price received**	**Lowest price received**
24,679	GBP 6.23	GBP 6.19

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
77,137	GBP 6.23	GBP 6.19

Total number of securities sold	Highest price received	Lowest price received
76,388	GBP 6.20	GBP 6.19

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

(47)

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	11:32 09-Jan-06
Number	6347W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
352,594	6.2350	6.1896

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
453,542	6.2300	6.1900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	10,309	6.2196

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note	**Exercise price (GBP)**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

5) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	9 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3-Alliance Unichem-Amd
Released	18:30 06-Jan-06
Number	6145W

FORM 8.3

Amendment – Due to late booked transactions the disclosure made on 03 January 2006 for transactions on 30 December 2005 is being amended. An additional sale of 737 shares has been added. As a result of this transaction Goldman Sachs Asset Management LP's close of business positions on 30 December 2005, 03 January 2006 and 04 January 2006 are as below

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management LP
Company dealt in	Alliance Unichem Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	30 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number (%)
(1) Relevant securities	Cob 30 Dec 10,460,234 Cob 03 Jan 10,296,840 Cob 04 Jan 10,293,740	(2.89661%) (2.85117%) (2.85031%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	10,460,234	(2.89661%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number

(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)
Sale	16,419	7.9793 GBP
Sale	737	8.0050 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Optic paid/ unit (**

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)**

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**06 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:18 06-Jan-06
Number	5935W

RNS Number:5935W
Franklin Resources Inc
06 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 5, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,356,164	6.28%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,356,164	6.28%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	132,990	6.2033 GBP
SALE	(910)	6.185 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 6, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:13 06-Jan-06
Number	5950W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18574584	0.02560	195222	0.00027
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total	18574584	0.02560	195222	0.00027

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	7955	6.22
SELL	4844	6.19

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	06/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:44 06-Jan-06
Number	5884W

RNS Number:5884W
BNP Paribas London
06 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	04/01/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9 247 528	(1.28%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALES	132896	6.235
PURCHASES	7718	6.135

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06/01/06
Contact name	M LOMMATZSCH
Telephone number	0207 595 3362

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:42 06-Jan-06
Number	5882W

RNS Number:5882W
BNP Paribas London
06 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	05/01/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9344136	(1.2936%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALES	85312	6.215
PURCHASES	181920	6.22

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 06/01/06

Contact name	M. LOMMATZSCH
Telephone number	0207 595 3362
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

41

AFX UK Focus Story

Go to market news section

Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser acquisition of Boots healthcare unit cleared by EU
Released	14:20 06-Jan-06
Number	142009.06012006

BRUSSELS (AFX) - The European Commission said it has cleared the proposed acquisition by British products group Reckitt Benckiser PLC of Boots Group PLC's Boots Healthcare International.

The commission said the transaction would not impede effective competition in the European Economic Area.

simon.zekaria@afxnews.com

sz/har

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:55 06-Jan-06
Number	5703W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**05/01/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,804,228	2.188%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,100	619p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 06/01/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(39)

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 06-Jan-06
Number	5660W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
727	6.2100 GBP	6.2000 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received (I
202,214	6.2200 GBP	6.1800GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	57,819	6.204644 GBP
CFD	Long	10,368	6.204652 GBP
CFD	Long	87,000	6.20565 GBP
CFD	Long	465	6.198449 GBP
CFD	Short	249	6.21155 GBP
CFD	Long	34	6.211552GBP
CFD	Long	10,158	6.204651 GBP
CFD	Long	14,108	6.20465 GBP
CFD	Long	7,814	6.20465 GBP
CFD	Long	12,733	6.204648 GBP
CFD	Long	1,500	6.2081 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	11:51 06-Jan-06
Number	5635W

This announcement amends the EPT disclosure which was released 05th January 2006 at 11.59 under RNS number 5042W. The number of Boots Group plc common shares sold has been amended. All other details remain unchanged.

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	05 January 2006
Date of dealing	04 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

04 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
22,274	GBP 8.21	GBP 8.08
Total number of securities sold	**Highest price received**	**Lowest price received**
24,067*	GBP 8.25	GBP 7.98

*includes 1,308 shares transferred in respect of the creation of an ETF

(b) Derivatives transactions (other than options)

Product name,	**Short/Long**	**Number of securities**	**Price per unit**

eg. CFD

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
10	GBP 5.57	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
580,649	GBP 6.22	GBP 6.15
Total number of securities sold	**Highest price received**	**Lowest price received**
962,385	GBP 6.22	GBP 6.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,091	GBP 6.23	GBP 6.21
Total number of securities sold	**Highest price received**	**Lowest price received**
492	GBP 6.23	GBP 6.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:39 06-Jan-06
Number	5629W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	05 JANUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
292,939	6.2205 GBP	6.17 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
144,633	6.22 GBP	6.185 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	180,000	6.20124 GBP
CFD	SHORT	49,935	6.1864 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	06 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	18:02 05-Jan-06
Number	5428W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**04 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**10,294,477**	**(2.85051%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**10,294,477**	**(2.85051%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,100	8.1404 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**05 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

35

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:03 05-Jan-06
Number	5352W

RNS Number:5352W
Franklin Resources Inc
05 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 4, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	45,224,084	6.26%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	45,224,084	6.26%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	350,000	6.1771 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JANUARY 5, 2006

Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	13:40 05-Jan-06
Number	5131W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	04/01/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,806,328	2.188%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	616.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 05/01/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(33)

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:59 05-Jan-06
Number	5042W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	05 January 2006
Date of dealing	04 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

04 January 2006

Alliance UniChem Plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
22,274	GBP 8.21	GBP 8.08
Total number of securities sold	**Highest price received**	**Lowest price received**
24,067*	GBP 8.25	GBP 7.98

*includes 1,308 shares transferred in respect of the creation of an ETF

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
10	GBP 5.57	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
580,649	GBP 6.22	GBP 6.15
Total number of securities sold	**Highest price received**	**Lowest price received**
942,181	GBP 6.22	GBP 6.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	**Number of securities under option**	**Exercise price**

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities	**Highest price paid**	**Lowest price paid**

Total number of securities purchased	Highest price paid	Lowest price paid
2,091	GBP 6.23	GBP 6.21
Total number of securities sold	**Highest price received**	**Lowest price received**
492	GBP 6.23	GBP 6.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

32

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:43 05-Jan-06
Number	5018W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	***State Street Global Advisors***
Company Dealt In	**Boots Group PLC**
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	**Ord**
Date of Dealing	**04/01/2006**

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	**Long**		**Short**	
	Number	**%**	**Number**	**%**
(1) Relevant Securities	**18,392,161**	**2.53%**		
(2) Derivatives (other than options)				
(3) Options & Agreements to Purchase/Sell				
Total	**18,392,161**	**2.53%**		

(b) Interests & Short Positions in Relevant Securities of the Company (ex. Class Dealt In) (Note 3)

Class of Relevant Security:	**Long**		**Short**	
	Number	**%**	**Number**	**%**
(1) Relevant Securities				
(2) Derivatives (other than options)				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security:	Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase/Sale	Number of Securities	Price per Unit (Note 5)
BUY BUY	2,817 1,279	6.17 6.17

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price per Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities

(i) Writing, Selling, Purchasing or Varying

Product Name (e.g. call option)	Writing, Selling, Purchasing, Varying etc.	Number of Securities to Which the Option Relates (Note 7)	Exercise Price	Type (e.g. American, European etc.)	Expiry Date	Op Mo Pai per (No

(ii) Exercising

Product Name (e.g. call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price per Unit (if applicable) (Note 5)

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives

Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) **YES/NO**

Date of Disclosure	05/01/2006

Contact Name	**Caroline O'Connor**
Telephone Number	**020 7698 6130**
If a Connected EFM, Name of Offeree/Offeror With Which Connected	**N/A**
If a Connected EFM, State Nature of Connection (Note 10)	**N/A**

Notes:

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

31

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:42 05-Jan-06
Number	5015W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**04 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
124,700	**6.1742 GBP**	**6.1550 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (I
165,041	**6.1850 GBP**	**6.1550 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**759**	**6.158464 GBP**
CFD	**Long**	**182**	**6.158459 GBP**
CFD	**Short**	**24,000**	**6.153154 GBP**
CFD	**Long**	**100,000**	**6.175482 GBP**
CFD	**Short**	**700**	**6.164343 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**05January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**Boots Group Plc**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(30)

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:26 05-Jan-06
Number	4993W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**04 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
108,240	**6.22 GBP**	**6.145 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
112,552	**6.235 GBP**	**6.15 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name,	Number of	Exercise price

e.g. call option **securities** **per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**5 JANUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(29)

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	10:58 05-Jan-06
Number	4965W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
371,097	6.2250	6.1350

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
332,559	6.2350	6.1350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	175,000	6.1692
CFD	Long	8,367	6.1683
CFD	Long	141,108	6.1874

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	**Writing, selling, purchasing,**	**Number of securities to which the**	**Exercise price (GBP)**	**Type, e.g. American, European**	**Expiry date**	**Option money paid/received**

option	varying etc.	option relates (Note 5)	etc.	per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	5 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 05-Jan-06
Number	4826W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management LP
Company dealt in	Alliance Unichem Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	03 January 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	10,297,577	(2.85137%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	10,297,577	(2.85137%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	163,394	7.9679 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**04 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(27)

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 05-Jan-06
Number	4824W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**03 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**4,982,953**	**(1.379%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**4,982,953**	**(1.379%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	11,829	7.9679 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**04 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

26

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	17:41 04-Jan-06
Number	4767W

This announcement replaces the previous RNS announcement reference 3600W released at 12:00pm on 03 JAN 06. Amendment made to 2 (a) due to late trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**30 DECEMBER 2005**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
71,591	**6.105 GBP**	**6.04 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
946,342	**6.115 GBP**	**6.060 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**447,160**	**6.0602 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**3 JANUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

25

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3 - Boots Group Plc
Released	14:46 04-Jan-06
Number	4481W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**03/01/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,796,328	2.187%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 28,300 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	492	611.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 04/01/05

Contact name	Taryn O'Donoghue
Telephone number	0207 658 2959
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

24

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:36 04-Jan-06
Number	4339W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	***State Street Global Advisors***
Company Dealt In	**Boots Group PLC**
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	**Ord**
Date of Dealing	**03/01/2006**

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	**Long**		**Short**	
	Number	**%**	**Number**	**%**
(1) Relevant Securities	**18,388,065**	**2.53%**		
(2) Derivatives (other than options)				
(3) Options & Agreements to Purchase/Sell				
Total	**18,388,065**	**2.53%**		

(b) Interests & Short Positions in Relevant Securities of the Company (ex. Class Dealt In) (Note 3)

Class of Relevant Security:	**Long**		**Short**	
	Number	**%**	**Number**	**%**
(1) Relevant Securities				
(2) Derivatives (other than options)				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security:	**Details**

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase/Sale	**Number of Securities**	**Price per Unit** (Note 5)
BUY	**1,140**	**6.12**

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	**Long/Short** (Note 6)	**Number of Securities** (Note 7)	**Price per Unit** (Note 5)

(c) Options Transactions in Respect of Existing Securities

(i) Writing, Selling, Purchasing or Varying

Product Name (e.g. call option)	**Writing, Selling, Purchasing, Varying etc.**	**Number of Securities to Which the Option Relates** (Note 7)	**Exercise Price**	**Type (e.g. American, European etc.)**	**Expiry Date**	**Opt Mo Pai per** (No

(ii) Exercising

Product Name (e.g. call option)	**Number of Securities**	**Exercise Price per Unit** (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	**Details**	**Price per Unit (if applicable)** (Note 5)

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives

Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) **YES/NO**

Date of Disclosure	**04/01/2006**

Contact Name	**Caroline O'Connor**
Telephone Number	**020 7698 6130**
If a Connected EFM, Name of Offeree/Offeror With Which Connected	**N/A**
If a Connected EFM, State Nature of Connection (Note 10)	**N/A**

Notes:

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:31 04-Jan-06
Number	4313W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**03 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
263,020	**6.1392 GBP**	**6.1111 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (!
189,920	**6.1179 GBP**	**6.1129 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**76,900**	**6.1167 GBP**
CFD	**Long**	**150,000**	**6.140423 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	04January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:17 04-Jan-06
Number	4298W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	04 January 2006
Date of dealing	03 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

03 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,250	GBP 8.06	GBP 7.98
Total number of securities sold	**Highest price received**	**Lowest price received**
2,609	GBP 8.04	GBP 7.92

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
1,750	GBP 5.58	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
306,053	GBP 6.14	GBP 6.10
Total number of securities sold	**Highest price received**	**Lowest price received**
414,357	GBP 6.15	GBP 6.05

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
74,302	GBP 6.19	GBP 6.19
Total number of securities sold	**Highest price received**	**Lowest price received**

76,825	GBP 6.20	GBP 6.18

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 04-Jan-06
Number	4278W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**03 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
471,334	**6.14 GBP**	**6.05 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
530,888	**6.14 GBP**	**6.04 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
PUT	**PURCHASE**	**250,000**	**6.00 GBP**	**EUROPEAN**	**31/03/2006**	**16 GBP**

(ii) Exercising

Product name, Number of Exercise price

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**4 JANUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 04-Jan-06
Number	4270W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**ALLIANCE UNICHEM PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 5P**
Date of dealing	**03 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
63,469	**8.04 GBP**	**7.905 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
64,503	**8.06 GBP**	**7.875 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**4 JANUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

(19)

AFX UK Focus Story

Go to market news section

Company	NEXT PLC ORD 10P
TIDM	NXT
Headline	ROUNDUP Next defies bears with better H2 trading
Released	11:39 04-Jan-06
Number	113921.04012006

LONDON (AFX) - Next PLC, the high street and catalogue fashion retailer, reported a marked improvement in its second half sales performance and raised its full year profit forecast, confounding the darkest fears over its trading in the crucial run-up to Christmas and sending its shares nearly 8 pct higher.

The first major quoted retailer to report on Christmas said combined sales for Next Retail and Next Directory for the five months to Dec 24 2005 were up 9.8 pct compared to the same period last year.

Within this sales at the group's chain of over 400 retail stores were up 8.7 pct. Net sales growth from new space after deducting deflection was 11.9 pct, while like-for-like sales in the 251 stores that were unaffected by new openings were down 3.2 pct -- a significant improvement on the minus 6.0 pct figure reported for the first six weeks of the second half on Sept 15 and much better than the 5 pct decline some bears had predicted.

Next Directory's sales were up 13.7 pct in the five month period compared to growth of 13.3 pct in the first six weeks.

For the year to Jan 28 2006 the group is now forecasting a pretax profit above market expectations and in the 435-450 mln stg range.

Analysts suggested the profits guidance implied a very sharp improvement in the gross margin and immediately raised their forecasts both for the current year and next.

Simon Wolfson, Next's chief executive, said overall clearance rates in the post-Christmas Sale, which started on Dec 27, were running in line with internal hopes.

'The first day was very good and the last three days of that week were a little bit more subdued, we think that is probably due to the extreme weather conditions,' he told AFX News in an interview.

Wolfson is happy with the retailer's stock position. 'Our Sale hasn't finished yet but in terms of where we expect to be at this stage we are pretty much in line with our expectations,' he said.

'The increase in Sale stock was actually slightly lower than the increase in full price sales so our mark-down was in-line with last year as a percentage of [total] sales.'

In September the CEO had highlighted womenswear as a problem area and admitted the retailer had not been getting new trends into stores quickly enough. He expects this issue to be resolved by April.

Wolfson is budgeting for Directory sales to continue to grow but not as strongly as in the last season.

He remains cautious on the outlook for the first half of Next's new financial year.

'I've seen a bit of talk about a retail revival, I think it's definitely too early to believe that,' said

Wolfson. 'My view is it's going to remain subdued for at least another six months.'

Whilst Next expects to grow sales from the addition of new space -- 980,000 square feet was added in 2005 taking the total to 4.29 mln sq ft and over 350,000 sq ft will be added in 2006 -- it is budgeting for like-for-like sales to continue to run at approximately minus 3 pct over the next six months.

'This caution seems to anticipate increased competitiveness in the environment (notably Marks & Spencer Group PLC) and no improvement in the strength of the consumer economy,' noted analysts at Credit Suisse First Boston, who reiterated their 'outperform' recommendation.

By 11.07 am shares in Next were up 116 pence at 1639, valuing the business at 4.2 bln stg.

'Arguably the market should pay a premium for Next's continuing top line growth over M&S' margin recovery, especially as visibility of growth in our view is better at Next beyond 2006,' said analysts at Merrill Lynch, repeating their 'buy' stance.

The next major retailer to update on Christmas trade is expected to be JJB Sports PLC, the troubled sports retailer. Next week will see reports from a raft of retailers, including M&S, Boots Group PLC, and GUS PLC.

james.davey@afxnews.com

jdd/bam

(18)

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	11:28 04-Jan-06
Number	4211W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
168,628	6.1500	6.1000

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
149,930	6.1400	6.0600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	12,765	6.1179
CFD	Long	14,481	6.1276
CFD	Long	31,385	6.1194

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	**Writing, selling, purchasing,**	**Number of securities to which the**	**Exercise price (GBP)**	**Type, e.g. American, European**	**Expiry date**	**Option money paid/received**

option	varying etc.	option relates (Note 5)	etc.	per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	4 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

*The Notes on Form 38.5 can be viewed on the Takeover Panel's website at **www.thetakeoverpanel.org.uk***

END

Close

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3 - (Boots Plc)
Released	11:07 04-Jan-06
Number	4183W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***MONDRIAN INVESTMENT PARTNERS LIMITED***
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**BOOTS GROUP PLC ORDINARY SHARES**
Date of dealing	**03 JANUARY 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**50,099,471**	**6.94%**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	101,757	£6.12

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	04 JANUARY 2006
Contact name	CHANTAL STUBBINGTON
Telephone number	0207 477 7043
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

(16)

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:05 03-Jan-06
Number	3742W

RNS Number:3742W
Franklin Resources Inc
03 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES INC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	DECEMBER 30, 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	44,874,084	6.21%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	44,874,084	6.21%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	461,000	6.0746 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 3, 2006
Contact name	LORI A WEBER
Telephone number	954-847-2283

If a connected EFM, name of
offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	13:54 03-Jan-06
Number	3690W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**30 December 2005**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**10,460,971**	**(2.89661%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**10,460,971**	**(2.89661%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	16,419	7.9793 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**03 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

(14)

Regulatory Announcement

Go to market news section

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	12:01 03-Jan-06
Number	3599W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

Amendment– amended trade

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 December 2005

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
31,573	6.0900	6.0650

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
354,896	6.1050	6.0650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	250,000	6.0660
CFD	Short	100,000	6.0660
CFD	Short	5,110	6.0798
CFD	Short	1,345	6.0798
CFD	Long	17,169	6.0798

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of ExerciseType, e.g. Expiry Option

name,e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	3 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 03-Jan-06
Number	3600W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**30 DECEMBER 2005**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
71,591	**6.105 GBP**	**6.04 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
499,182	**6.115 GBP**	**6.060 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**447,160**	**6.0602 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name,	**Number of**	**Exercise price**

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	3 JANUARY 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:38 03-Jan-06
Number	3573W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	03 January 2006
Date of dealing	30 December 2005
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

30 December 2005

Alliance UniChem Plc - Common

Boots Group Plc - Common

O2 plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
12,681	GBP 8.01	GBP 7.96
Total number of securities sold	**Highest price received**	**Lowest price received**
12,679	GBP 7.97	GBP 7.71

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
510,609	GBP 6.09	GBP 6.07
Total number of securities sold	**Highest price received**	**Lowest price received**
516,453	GBP 6.10	GBP 6.07

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
244	GBP 1.98	GBP 1.98
Total number of securities sold	**Highest price received**	**Lowest price received**
400,244	GBP 1.98	GBP 1.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	**Number of securities under option**	**Exercise price**

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	O2 plc
Nature of connection #	Advisor

END

Close

Regulatory Announcement

Go to market news section

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	10:51 03-Jan-06
Number	3527W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	30 DECEMBER 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,220,680	1.276%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,220,680	1.276%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3,358	GBP6.060000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 JANUARY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	10:44 03-Jan-06
Number	3520W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.25
Date of dealing	30 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,228,025	3.63%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,228,025	3.63%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	800	GBP 6.075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**03 January 2006**
Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	10:44 03-Jan-06
Number	3522W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 December 2005

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
19,674	6.1000	6.0300

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
19,439	6.1100	6.0500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	2,483	6.0668
CFD	Long	2,706	6.0950

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	3 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	07:00 03-Jan-06
Number	3414W

RNS Number:3414W
Franklin Resources Inc
30 December 2005

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	DECEMBER 29, 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	44,413,084	6.15%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	44,413,084	6.15%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	15,402	6.07 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	DECEMBER 30, 2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

(7)

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 03-Jan-06
Number	3374W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**29 December 2005**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**10,477,390**	**(2.9011%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**10,477,390**	**(2.9011%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	164,093	7.9563 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**30 December 2005**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:27 30-Dec-05
Number	3160W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**29 December 2005**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
123,204	**6.125 GBP**	**6.065 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
90,287	**6.110 GBP**	**6.060 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	**2,050**	**6.0927 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name,	Number of	Exercise price

e.g. call option securities per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	30 December 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:24 30-Dec-05
Number	3156W

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	***State Street Global Advisors***
Company Dealt In	**Boots Group PLC**
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	**Ord**
Date of Dealing	**29/12/2005**

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	**Long**		**Short**	
	Number	**%**	**Number**	**%**
(1) Relevant Securities	**18,386,925**	**2.53%**		
(2) Derivatives (other than options)				
(3) Options & Agreements to Purchase/Sell				
Total	**18,386,925**	**2.53%**		

(b) Interests & Short Positions in Relevant Securities of the Company (ex. Class Dealt In) (Note 3)

Class of Relevant Security:	**Long**		**Short**	
	Number	**%**	**Number**	**%**
(1) Relevant Securities				
(2) Derivatives (other than options)				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security:	Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase/Sale	Number of Securities	Price per Unit (Note 5)
BUY BUY	9,350 815	6.10 6.13

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price per Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities

(i) Writing, Selling, Purchasing or Varying

Product Name (e.g. call option)	Writing, Selling, Purchasing, Varying etc.	Number of Securities to Which the Option Relates (Note 7)	Exercise Price	Type (e.g. American, European etc.)	Expiry Date	Op Mo Pai per (No

(ii) Exercising

Product Name (e.g. call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price per Unit (if applicable) (Note 5)

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives

Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) **YES/NO**

Date of Disclosure	30/12/2005

Contact Name	**Caroline O'Connor**
Telephone Number	**020 7698 6130**
If a Connected EFM, Name of Offeree/Offeror With Which Connected	**N/A**
If a Connected EFM, State Nature of Connection (Note 10)	**N/A**

Notes:

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 30-Dec-05
Number	3141W

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	30 December 2005
Date of dealing	29 December 2005
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

29 December 2005

Alliance UniChem Plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
Westbury plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
4,000	GBP 7.96	GBP 7.96
Total number of securities sold	**Highest price received**	**Lowest price received**
5,090	GBP 7.99	GBP 7.96

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/12/2005
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Westbury plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
30	GBP 5.58	GBP 5.57
Total number of securities sold	**Highest price received**	**Lowest price received**
120	GBP 5.57	GBP 5.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/12/2005
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Westbury plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
251,660	GBP 6.09	GBP 6.08
Total number of securities sold	**Highest price received**	**Lowest price received**
239,438	GBP 6.09	GBP 6.06

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name e.g. call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/12/2005
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/12/2005

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
14,000	GBP 6.19	GBP 6.19
Total number of securities sold	**Highest price received**	**Lowest price received**
25,200	GBP 6.19	GBP 6.18

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/12/2005
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:18 30-Dec-05
Number	3136W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**29 December 2005**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
74	**6.0800 GBP**	**6.0800 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (l
	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**		

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 December 2005
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	10:57 30-Dec-05
Number	3096W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	29/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,824,136	2.191%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,352	606.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 30/12/05

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse First Boston (Europe)
TIDM	
Headline	EPT Disclosure
Released	10:46 30-Dec-05
Number	3087W

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse First Boston (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 December 2005

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
31,573	6.0900	6.0650

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
704,896	6.1050	6.0650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	250,000	6.0660
CFD	Short	100,000	6.0660
CFD	Short	5,110	6.0798
CFD	Short	1,345	6.0798
CFD	Long	17,169	6.0798

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	**Writing,**	**Number of**	**ExerciseType, e.g.**	**Expiry**	**Option**

name,e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	30 December 2005
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close